INNOCENT INC

3280 Suntree Blvd

Suite 150

Melbourne, FL 32940

 (828) 702-7687

dosswa@yahoo.com

innocentinc1@gmail.com

September 7, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Attn: Andrew Mew

Re: Innocent, Inc.

Form 10-K/A for the fiscal year ended August 31, 2010

Filed May 27, 2011

Form 10-Q for the quarterly period ended May 31, 2011

Filed July 15, 2011

File No. 333-150061

Form 10-K for the fiscal year ended August 31, 2010, as amended

Item 9A. Controls and Procedures, page 16

1.

We note your response to comment two in our letter dated July 20, 2011. It is not clear how you plan to incorporate the disclosure provided in your revised response in your amended filing. In this regard please note the following:  Your revised response combines your assessment of the effectiveness of disclosure controls and procedures and internal control over financial reporting. We assume you intend to provide the disclosure required by Item 307 of Regulation S-K as to disclosure controls and procedures separate from the disclosure required by Item 308 of Regulation S-K for Internal Control Over Financial Reporting.  Your disclosure should clearly indicate that your assessment regarding the effectiveness of your disclosure controls and procedures was as of the end of the period covered by the report. Your disclosure should clearly indicate your assessment of the effectiveness of your Internal Control Over Financial Reporting was as of the end of your most recent fiscal year. Please ensure that you include all of the disclosure required by Item 308 of Regulation SK for Internal Control Over Financial Reporting.

The amended filing will contain the following:

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls

a) Evaluation of Disclosure Controls and Procedures

The Company's  Chief Executive Officer, who is its principal executive and chief financial officer, completed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period (August 31, 2010) covered by this Form 10-K. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer, as appropriate, to allow timely decisions regarding required disclosures. Based on that evaluation, the Company's Chief Executive Officer & CFO, has concluded  the Company's disclosure controls and procedures, as of the end of the fiscal year covered by this Form 10-KA - were ineffective because of comments from the SEC that required additional disclosure and restatement of other disclosed information.

Conclusions

Based upon the evaluation of our controls, the chief executive officer/CFO has concluded that, the disclosure controls and procedures are ineffective providing reasonable assurance that material information relating to the company activity is communicated in sufficient detail.  Although, changes have been made to provide the level of detail that is required in the company filings based upon the SEC comments, the company is not prepared at this time to remove the ineffective status of the disclosure controls and procedures.  The company will continue to work in these deficiencies and is currently working on additional capital to secure outside services and review of it disclosures.

(b) Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and for assessing the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer/ Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management evaluates the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – “Integrated Framework.”  Management, under the supervision and with the participation of the Company’s Chief Executive Officer/ Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of August 31, 2010 and concluded that it is ineffective in assuring that the financial reports of the Company are free from material errors or misstatements.

Management has identified material weaknesses and is taking action to remedy and remove the weakness in its internal controls over financial reporting:

Lack of an independent board of directors with financial experience for Audit Committee and Financial Disclosure review.

The current Board of Directors are evaluating expanding the board of directors to include additional independent directors with financial experience. The company, as financial resources are available plans to utilize an outside CPA or other professional services to review the company financial reporting.

Lack of Segregation of Duties, as the same Officer/Director is responsible for initiating and recording transactions, thereby creating segregation of duties weakness. The company is working on funding and/or joint ventures and acquisitions which will lend support to the current sole officer of the corporation.

Comment letters from the SEC to expand/clarify information submitted in the prior filings. The company has addressed the initial comment letters from the SEC and is in the process of amending the related filings.

The company will continue to review/research the SEC guidelines in insure future filings contain the necessary information and proper classification.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report on Form 10-KA does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual Report on Form 10-K.

Conclusions

Based upon the evaluation of our controls, the chief executive officer/CFO has concluded that, the internal control over financial reporting are ineffective providing reasonable assurance that material information relating to the company activity is communicated in sufficient detail.  Although, changes have been made to provide the level of detail that is required in the company filings based upon the SEC comments, the company is not prepared at this time to remove the ineffective status of the internal control over financial reporting The company will continue to work in these deficiencies.

(c) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the period ended August 31, 2010 that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 19

We note your response to comment six in our letter dated July 20, 2011. Please also disclose the amount of the loan made to you by Dr. Pillersdorf and the basis on which Dr. Pillersdorf is a related person.

Dr. Sam is La Prima Investments Ltd.

La Prima Investments Ltd                    250,000                                                                  YES

(aka) Dr. Sam Pillersdorf

Form 10-Q for the quarterly period ended May 31, 2011

Item 1. Financial Statements

Statements of Cash Flows, page 6

2.

Please revise your statement to reflect the write-off of your note receivable in the amount of $250,000 as an adjustment to reconcile net loss to net cash used in operating activities instead of a cash flow provided from investing activities. See FASB ASC 230-10-45-28.

INNOCENT, INC.
(A Development Stage Company)
Statements of Cash Flows (unaudited)
			September 27, 2006 (inception) to May 31, 2011

	Nine months ended May 31,
	2011	2010
Cash flows from operating activities
Net loss	$(382,329)	$(39,338)	$(612,724)
Adjustments to reconcile net loss to net cash used in operating activities
Common stock issued for services	-	3,000	3,000
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	38,858	(11,100)	76,314
Write off of note receivable	250,000	-	-
Cash provided by (used in) operating activities	(93,471)	(47,438)	(533,410)

Cash flows from investing activities
Purchase of fixed assets	(210,000)	-	(210,000)
Investment in joint venture	(290,010)	-	(290,010)
Cash flows used in investing activities	(500,010)	-	(500,010)

Cash flows from financing activities
Proceeds from related party loan	10,687	45,198	367,137
Repayments of related party loan	(10,687)	(15,000)	(25,687)
Proceeds from notes payable	608,616	7,607	676,012
Common stock issued for conversio of note	-	10,000	-
Proceeds from sale of stock	-	-	34,000
Cash provided by financing activities	608,616	47,805	1,051,462

Net change in cash	15,135	367	18,042
Cash at beginning of period	2,907	-	-
Cash at end of period	$18,042	$367	$18,042

Supplemental disclosure of non-cash investing activities
Common shares issued for investment in gold mine	$-	$500,000	$-
Common shares issued for subscription receivable	$-	$880,000	$-
Common shares issued for conversion of debt	$-	$10,000	$10,000

Supplemental cash flow Information:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

Notes to Financial Statements, page 7

4. We note you filed your quarterly report on July 15, 2011 without incorporating the disclosures reflected in your July 5, 2011 responses to some of prior comments. Please amend your filing to include the following disclosures: The nature of fixed assets purchased in the amount of $210,000 which constitute approximately 40 percent of your total assets. A description of your joint venture and your accounting policy describing how you will account for your investment comprising approximately 55 percent of your total assets.

The quarter was filed prior to receipt of the comments on the proposed changes, all changes will be incorporated in the amended copy including the termination agreement on the JV.

Subsequent event to be added:

Item 1.02 Termination of a Material Definitive Agreement.

On February 20, 2011 Innocent Inc. entered into a material definitive agreement with Steele Resources, Inc. (SELR: OTCBB) to acquire 50% of the Mineral Hill Gold Exploration Project. The project is located near Pony Hill, Montana in the Mineral Hill Mining District and consists of 17 patented and 67 unpatented lode mining claims (approximately 1,800 acres). The agreement is a 50/50 Joint Venture under which the two companies will work together to explore and operate the claims. The initial participating interests of Innocent, Inc. and Steele Resources, Inc. in the JV will be 50% and 50%. Under the terms of the agreement, Innocent may contribute up to $5,000,000 in operating funds over one year.  In the event those funds were not provided, Innocent would forfeit 10% per $1,000,000 not provided. Steele Resources, Inc. will act as the operating partner and have a commitment to match up to $5,000,000 in funding within one year of Innocent, Inc. contributing its first $1,000,000. Steel Resources, Inc. will forfeit 10% per $1,000,000 not provided under its obligation. Innocent Inc. has made payments of five hundred forty thousand dollars ($540,000) under the terms of the agreement.

On April 14, 2011, the Company received a notification from its joint venture partner (SRI), that Innocent Inc. was in default on the balance of its funding commitment of the $1,000,000. The Company did not agree with the exact interpretation of the default and Innocent Inc. is seeking the additional capital to fulfill its committed obligation. After further discussion the JV Partners have decided that in consideration of Innocent’s willingness to negotiate, in good faith, a payment plan for the $460,000 currently due from the commitment under the Joint Venture Agreement. Steele Resources was willing to not pursue the default condition established in its letter of notification conditional upon Innocent Inc. entering into a negotiation process with Steele by May 2, 2011. Steele Resources stated that it would not seek any default remediation so long as Innocent negotiates a “good faith” funding solution. The JV Agreement provides ; Under the terms of the JV Agreement INCT and SRC would each own 50% of the Joint Venture however the percentage ownership would be reduced by 10% for each $1,000,000 a party failed to contribute to the Joint Venture . On May 2, 2011 Steele Resources acknowledges that Innocent is providing "good faith" efforts to completing its funding obligations to the Joint Venture Agreement. Innocent acknowledges that a balance of $460,000 remains of the initial $1,000,000 funding obligation. Given Innocent's present funding efforts the parties to the agreement have decided that no default exist and efforts to complete the funding obligation will be supported by both parties. On July 22, 2011, the Company received notification from its joint venture partner (SRI), that Innocent, Inc. had not delivered on its commitment to fund the balance of $460,000 or to provide a viable funding solution, and was terminating the joint venture agreement pending resolution of the refund of the $540,000 previously funded to SRI.

On August 30, 2011 Innocent Inc. notified Steele Resources that the company no longer felt that the capital committed and necessary for the project could be secured by Innocent in a timely manner and Innocent Inc. felt it was in the best interest of the shareholders of both companies to terminate the agreement. The parties to the original agreement terminated the agreement on Aug 31, 2011 in accordance with the terms and conditions below.

TERMS AND CONDITIONS  OF THE TERMINATION:

The parties to the original material definitive agreement dated February 20, 2011, filed with the SEC in an 8K filing; hereby mutually agree to terminate said agreement under the terms and conditions stated below.

Item 1: The five hundred forty thousand dollars ($540,000), funded to-date by Innocent Inc. to Steele Resources Inc. will be repaid to Innocent Inc. and immediately transferred to the parties that funded said funds;

Item 2: The collateral for the five hundred forty thousand dollars  ($540,000) funded to date will encompass the existing stockpiled ore on site, although the exact net profit is unknown, the parties believed it is sufficient to repay the note holders. This ore referenced on the Steele web site is and will serve as the primary repayment funds to the Innocent Inc. note holders,  and the initial net revenue proceeds will be applied to satisfy the referenced note;

Item 3:   Steele Resources Inc. will grant to Innocent Inc. an eight percent (8%) of the net revenue proceeds of the stockpile of ore on site;

Item 4:   Steele Resources Inc. has the right to repay the funds to satisfy the five hundred forty thousand dollars ($540,000), at its discretion prior to the processing of the stockpile ore currently on site;

Item 5:    Steele Resources Inc. has the right to negotiate a separate agreement with the note holders, providing any such agreement transfers the responsibility and obligation of the Innocent Inc. $540,000 note payable to Steele Resources Inc. and upon written acceptance by the current Innocent Inc. note holders.

Item 6:   The five hundred forty thousand dollars ($540,000) will continue to be reflected in the financial statements of Steele Resources Inc.  as a current note payable due Innocent Inc. and Innocent Inc. will reflect  as current term note payable to related parties

Item 7:    Upon the completion of the Steele Resource Inc.  grant of 8% of the net income value of the stockpiled ore currently on site, Innocent Inc. will have no further rights to any future extracted/or un-extracted minerals contained on the site;

Item 8:   Innocent Inc. will forfeit any ownership rights of the property (with the exception of the 8 % of the stockpile ore on site) and in turn Innocent Inc. will not be responsible for any future funding for the development or any current expenses associated with the property. Steele Resources Inc. will become the 100% owner of the site.

Innocent Inc. acknowledges and accepts that;

•

Innocent Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Innocent Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Wayne A Doss

Wayne A Doss

President and CEO

Director